                                                                Exhibit (a)(7)

             AMWAY JAPAN'S PRINCIPAL SHAREHOLDERS TO COMMENCE TENDER
                       OFFER FOR OUTSTANDING PUBLIC SHARES

TOKYO -- Monday, November 15, 1999 -- Amway Japan Limited
(NYSE: AJL; Tokyo OTC: 9821) and its principal shareholders announced that the principal shareholders intend to commence a cash tender offer to purchase the approximately 24% of Amway Japan common stock and common stock underlying American Depositary Shares that they do not currently own or control for Yen 1,490 per share and Yen 745 per ADS, in cash. Each ADS represents one-half of one share of common stock. This transaction has a total value of approximately Yen 50 billion. The tender offer will commence within the next five business days.

Based upon the November 12 noon buying rate for dollars, this offer is the equivalent of approximately $14.14 per share, or $7.07 per ADS. The final U.S. dollar equivalent for the ADSs in the tender offer will be determined by the noon buying rate for dollars on the settlement date for the tender offer.

Amway Japan's board of directors (with two directors who are principal shareholders and a third director who is a representative director of the purchaser recusing themselves) determined that the tender offer is fair to and in the best interests of the public shareholders and recommended that they accept the offer and tender their shares.

Goldman, Sachs & Co. acted as financial advisor to the disinterested directors.

Dick Johnson, president and representative director of Amway Japan, said, "After careful review, with the assistance of our independent financial advisor, our board concluded that this transaction is in the best interests of our public shareholders, as well as our distributors and employees. Our public shareholders will receive a substantial premium of over 50% -- in cash."

Dick DeVos, representing the principal shareholders, said, "The acquisition of Amway Japan's shares will give us the flexibility we need to streamline operations and to integrate certain functions of all Amway companies under a single global corporate structure. Our objective is to organize in the most efficient manner to best address our rapidly changing marketplace worldwide. These realignments will better position us to make necessary investments to build a stronger foundation for resumed growth in Japan and to encourage the continued loyalty and motivation of Amway Japan distributors. Over the last three years we have invested more than $500 million in our Japanese operations. With this action, we are deepening and strengthening our commitment to our customers, distributors and employees in Japan."

The tender offer in Japan will be made to all holders of common stock and the tender offer in the United States will be made to all holders of ADSs representing underlying shares. The offer is not conditioned on obtaining financing or upon any minimum number of shares being tendered. The full terms and conditions of the offer will be set forth in the tender offer materials to be filed with the appropriate regulatory agencies and mailed to Amway Japan shareholders.

The principal shareholders of Amway Japan are certain corporations, trusts, foundations and other entities formed by or for the benefit of the Van Andel and DeVos families. They recently formed a Japanese corporation, N.A.J. Co., Ltd., for the purpose of conducting the offer. Following completion of the tender offer, Amway Japan and N.A.J. propose to merge, with N.A.J as the surviving company operating under the Amway Japan Limited name. The principal shareholders intend to vote in favor of the merger.

Morgan Stanley Dean Witter and Nikko Salomon Smith Barney are serving as cofinancial advisors to the principal shareholders for this transaction in Japan. Nikko Salomon Smith Barney is serving as tender offer agent in Japan, with Nikko Securities acting as sub-agent. Morgan Stanley Dean Witter and J.P. Morgan & Co. are serving as co-dealer managers with respect to the ADSs and are global co-financial advisors to the principal shareholders.

For information with respect to the tender offer, U.S. residents holding ADSs should contact Georgeson Shareholder Communications Inc. via collect call at
(212)-440-9800 or toll-free at (800)-223-2064. Shareholders in Japan should contact Nikko Securities at various offices throughout Japan. Common stock shareholders outside of Japan should contact Nikko Salomon Smith Barney at 813-5574-4111.

Amway Japan Limited is the exclusive distribution vehicle in Japan for Amway Corporation. A direct selling company, Amway Japan distributes approximately 190 consumer products through a core distributor force (distributors who renewed within fiscal 1999) of approximately 1,100,000 independent distributors. With total shareholders' equity at August 31, 1999 of Yen 57.0 billion, its fiscal 1999 net sales were Yen 143.8 billion and net income was Yen 10.5 billion. Amway Japan is registered on the Tokyo OTC market (securities code: 9821) and its ADSs (American Depositary Shares), each representing one-half of one share of common stock, are listed on the New York Stock Exchange (ticker symbol: AJL) and quoted on SEAQ International. Current press releases and SEC earnings filings are available through the Internet at http://www.ajl-amway.com.

CONTACTS:

MEDIA AND INVESTORS:                         INVESTORS IN JAPAN:
Holly A. Clemente                            Yoshio Mikoshiba
AJL Director of Investor Relations, U.S.     03-5428-7000
616-787-8688
                                             MEDIA IN JAPAN:
                                             Atsuko Iwaki
                                             03-5428-7000